SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 22, 2004

MERANT plc
(Translation of Registrant's Name Into English)

The Lawn, Old Bath Road, Newbury, England RG14 1QN
(Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                             No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

LONDON STOCK EXCHANGE ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:

MERANT plc

2 Name of shareholder having a major interest:

Schroder Investment Management Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Schroder Investment Management Limited have an interest in 19,896,605 shares which are held in portfolios managed by them on a discretionary basis for clients under investment management agreements.

Schroder Investment Management North America Inc, an affiliate company is managing a portfolio on a similar basis holding a further
2,239,200 shares.

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

	9,933,714 Chase Nominees Ltd for Schroder Unit Trusts Ltd.

	1,100,000 Chase Nominees Limited

	4,464,710 Mineworkers Pension Scheme A/C R

	3,926,350 British Coal Superannuation Scheme A/C P

	471,831   Chase Manhattan Bank

	2,239,200 Chase Nominees for Schroder Investment Management North America Inc.


5 Number of shares/amount of stock acquired:

50,000

6 Percentage of issued class:

0.05%

7 Number of shares/amount of stock disposed:

8 Percentage of issued class:

9 Class of security:

Ordinary 2p

10 Date of transaction:

19th January  2004

11 Date company informed:

19th January  2004

12 Total holding following this notification:

22,135,805

13 Total percentage holding of issued class following this notification:

21%

14 Contact name for queries:

Tejaswini Salvi

15 Contact telephone number:

01727 813230

16 Name of company official responsible for making notification:

Tejaswini Salvi

17 Date of notification:

22nd January 2004

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  January 22, 2004              By: /s/ Stephen M. Going
                                 --------------------------------------
                                       Stephen M. Going
                                       Vice President and General Counsel